EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014
(Expressed in Canadian Dollars)

1600 - 570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretivm.com

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standards, and within the framework of the summary of significant accounting policies in these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization.  This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

“Robert A. Quartermain”	“Tom S. Q. Yip”
Robert A. Quartermain	Tom S. Q. Yip
Chief Executive Officer	Chief Financial Officer

March 3, 2015

Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting under Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934.  The Securities Exchange Act of 1934 defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (1992).

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

PricewaterhouseCoopers LLP, our independent auditors, has issued an audit report on internal control over financial reporting for the Company as of December 31, 2014, which is included herein.

“Robert A. Quartermain”	“Tom S. Q. Yip”
Robert A. Quartermain	Tom S. Q. Yip
Chief Executive Officer	Chief Financial Officer

March 3, 2015

Independent Auditor’s Report

To the Shareholders of Pretium Resources Inc.

We have completed integrated audits of Pretium Resources Inc.’s (the Company) December 31, 2014 and December 31, 2013 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Pretium Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and December 31,  2013 and the consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pretium Resources Inc. as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Pretium Resources Inc. internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting  based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding  prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Pretium Resources Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by COSO.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia March 3, 2015

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2014	2013

ASSETS

Current assets
Cash and cash equivalents		$34,495,175	$11,575,090
Receivables and other	6	12,551,947	8,029,053
		47,047,122	19,604,143

Non-current assets
Restricted cash	7	1,697,250	1,208,000
Property, plant and equipment	10	8,833,945	8,658,520
Mineral interests	7	759,237,949	696,790,071
		769,769,144	706,656,591

Total Assets		$816,816,266	$726,260,734

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$13,276,852	$8,385,603

Non-current liabilities
Decommissioning and restoration provision		2,096,377	1,900,013
Deferred income tax	13	22,212,028	17,936,121
		37,585,257	28,221,737

EQUITY

Share capital	8	795,034,595	707,547,196
Share based payment reserve	8	59,969,633	53,820,248
Deficit		(75,773,219)	(63,328,447)
		779,231,009	698,038,997

Total Equity and Liabilities		$816,816,266	$726,260,734
Contingencies	14
Subsequent events	15

These consolidated financial statements were authorized for issue by the Board of Directors on March 3, 2015.

On behalf of the Board:
“Ross A. Mitchell”	“C. Noel Dunn”
Ross A. Mitchell (Chairman of Audit Committee)	C. Noel Dunn (Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2014	2013

EXPENSES

Accretion of decommissioning and restoration provision		$35,478	$30,664
Amortization		70,053	66,133
Consulting		95,751	65,008
General and administrative		1,137,268	871,696
Insurance		344,543	305,931
Investor relations		1,105,584	884,249
Listing fees		264,450	559,716
Professional fees		983,068	386,711
Salaries		1,893,494	1,715,595
Share-based compensation	8	2,847,849	5,431,093
Travel and accommodation		220,392	250,574
Interest income		(405,671)	(460,142)
Foreign exchange gain		(343,728)	-

Loss before tax		8,248,531	10,107,228

Deferred income tax expense	13	4,196,241	6,476,458

Net loss and comprehensive loss for the year		$12,444,772	$16,583,686
Basic and diluted loss per common share		$0.11	$0.16
Weighted average number of common shares outstanding		111,308,353	101,104,575

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

		Year ended December 31,
	Note	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year		$(12,444,772)	$(16,583,686)
Items not affecting cash:
Accretion of decommissioning and restoration provision		35,478	30,664
Amortization		70,053	66,133
Deferred income tax expense	13	4,196,241	6,476,458
Share-based compensation	8	2,847,849	5,431,093
Changes in non-cash working capital items:
Receivables and other		(620,969)	288,864
Accounts payable and accrued liabilities		610,929	(824,119)

Net cash used in operating activities		(5,305,191)	(5,114,593)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued	8	93,784,182	88,423,403
Share issuance costs		(6,217,117)	(2,487,063)

Net cash generated by financing activities		87,567,065	85,936,340

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral interests	7	(66,794,675)	(92,718,243)
Mineral recoveries	7	9,871,995	-
Purchase of property, plant and equipment	10	(1,929,859)	(5,451,020)
Restricted cash	7	(489,250)	(69,000)

Net cash used in investing activities		(59,341,789)	(98,238,263)

Change in cash and cash equivalents for the year		22,920,085	(17,416,516)

Cash and cash equivalents, beginning of year		11,575,090	28,991,606

Cash and cash equivalents, end of year		$34,495,175	$11,575,090

See also Note 11.

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Note	Number of common shares	Amount	Share-based payments reserve	Deficit	Total
Balance – December 31, 2012		94,827,636	$623,469,609	$44,529,084	$(46,744,761)	$621,253,932

Shares issued under flow through- arrangement		3,374,550	35,914,742	-	-	35,914,742

Shares issued under private placement		6,849,864	49,999,993	-	-	49,999,993

Share issue costs		-	(2,487,063)	-	-	(2,487,063)

Deferred income tax on share issuance costs		-	649,915	-	-	649,915

Value assigned to options vested		-	-	9,291,164	-	9,291,164

Net loss and comprehensive loss for the year		-	-	-	(16,583,686)	(16,583,686)

Balance – December 31, 2013		105,051,050	$707,547,196	$53,820,248	$(63,328,447)	$698,038,997

Shares issued under flow-through agreement	8	3,425,327	26,306,513	-	-	26,306,513

Shares issued under marketed offering	8	7,855,650	61,868,051	-	-	61,868,051

Shares issued under private placement	8	496,054	3,916,111	-	-	3,916,111

Share issue costs		-	(6,217,117)	-	-	(6,217,117)

Deferred income tax on share issuance costs		-	1,613,841	-	-	1,613,841

Value assigned to options vested		-	-	6,149,385	-	6,149,385

Loss for the year		-	-	-	(12,444,772)	(12,444,772)

Balance – December 31, 2014		116,828,081	$795,034,595	$59,969,633	$(75,773,219)	$779,231,009

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

1.           NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.  The address of the Company’s registered office is 1600 – 570 Granville St., Vancouver, BC, V6C 3P1.

The Company owns the Brucejack and Snowfield Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of advancing the Brucejack Project, which has been determined to contain economically recoverable mineral reserves as communicated through our National Instrument 43-101 compliant “Feasibility Study and Technical report for the Brucejack Project” and exploring the Snowfield Project.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests are entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, the ability to obtain the necessary permits to mine, and on future profitable production or proceeds from the disposition of the Projects.

2.           BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on the historical cost basis and include the accounts of the Company and its wholly owned subsidiaries (note 9).  Inter-company balances and transactions are eliminated on consolidation. The presentation and functional currency of the Company is the Canadian dollar.

3.           SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents comprise cash holdings in business and savings accounts held at major financial institutions with an original maturity date of three months or less.

Financial instruments

Financial assets

Financial assets held are cash and cash equivalents, receivables and restricted cash. These financial assets have fixed or determinable payments and are not quoted in an active market and accordingly are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Interest income is recognized by applying the effective interest rate, except for short-term receivables, when the recognition of interest would be immaterial.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Financial liabilities

The Company has the following financial liabilities: accounts payable and accrued liabilities. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting year. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been adversely impacted.

For all financial assets, objective evidence of impairment could include:
•	significant financial difficulty of the issuer or counterparty; or
•	default of delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Property, plant and equipment

Property, plant and equipment are carried at cost, less accumulated amortization and accumulated impairment losses. Cost comprises the fair value of consideration given to acquire an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Plant and equipment are amortized over the estimated useful life of the assets using the straight line method. The Company reviews residual value amortization methods and useful lives annually.  Any changes in estimates that arise from this review are accounted for prospectively.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized. Mineral property acquisition costs are capitalized. Exploration and evaluation costs incurred before the Company has obtained the legal rights to explore an area are expensed.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, expenditures are reclassified to development assets within property, plant and equipment and are carried at cost until the properties to which the expenditures relate are sold, abandoned or determined by management to be impaired in value.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as:

•	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 have been identified through a feasibility study or similar document;
•	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
•	The status of environmental permits, and
•	The status of mining leases or permits.

Exploration and evaluation assets are tested for impairment immediately prior to reclassification to development assets.

Impairment of non-financial assets

At the end of each reporting year, and when relevant triggering events and circumstances occur, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and the value in use. Fair value is determined as the price that would be paid to sell an asset or to transfer a liability in an orderly transaction between market participants at the measurement date. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the year. Impairment is normally assessed at a level of cash-generating units, which is identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates at the end of the reporting year applicable to the year of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Mineral exploration tax credits

Mineral exploration tax credits on eligible mineral exploration expenditures incurred are treated as a reduction of the capitalized exploration costs of the mineral properties.  The credits are recorded when the amount is reliably measurable and it is considered probable that the tax credit will be recovered.

Decommissioning and restoration provision

An obligation to incur decommissioning and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs are estimated and discounted to their net present value and capitalized to the carrying amount of the related asset along with the recording of a corresponding liability, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect risks specific to the liability are used to calculate the net present value.  The liability is adjusted each year for the unwinding of the discount rate, changes to the current market-based discount rate, and for the amount or timing of the underlying cash flows needed to settle the obligation.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Mineral recoveries

The incidental proceeds from the sale of gold recovered from activities conducted during the exploration and evaluation stage are offset against the carrying value of the associated mineral interests.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

3.           SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Flow-through shares

The issuance of flow-through common shares results in the tax deductibility of the qualifying resource expenditures funded from the proceeds of the sale of such shares being transferred to the purchasers of the shares. Under IFRS, on the issuance of such shares, the Company bifurcates the flow-through shares into: a flow-through share premium, equal to the estimated premium that investors pay for the flow-through feature, which is recognized as a liability, and share capital. As the related exploration expenditures are incurred, the Company derecognizes the premium liability and recognizes a related income tax recovery.

Share-based payment transactions

The Company’s equity settled share-based option plan is measured at fair value at the date of grant and is recognized as an expense with a corresponding increase in share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the non-employee receives the goods or the services.

Cash-settled payment transactions such as Restricted Share Units (“RSU’s”) are initially measured at fair value at the date of grant and recognized as an expense with a corresponding accrued liability with subsequent remeasurement to fair value at each reporting date.

The fair value at grant date of all share-based payments is recognized as compensation expense over the period for which benefits of services are expected to be derived, with a corresponding credit to shareholders’ equity or accrued liabilities depending on whether they are equity-settled or cash-settled.  We estimate the fair value of stock options granted using the Black-Scholes option pricing model. The fair value of RSU’s is estimated based on the quoted market price of our common shares. When awards are forfeited, the expense previously recognized is proportionately reversed. When share-based payments are granted in exchange for services directly related to specific exploration or development projects, the expense is capitalized against that asset.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

4.           CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Key sources of judgment and estimation uncertainty

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future.  Estimates and other judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances.  The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

•	Impairment

The application of the Company’s accounting policy for impairment of non-financial assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activities on the exploration and evaluation assets.  Management has assessed impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of December 31, 2014.

•	Determination of commercial viability and technical feasibility of the Brucejack Project

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment to determine whether technical feasibility and commercial viability of the Brucejack Project is demonstrable.  The Company considered the application status of key environmental permits and concluded that capitalized expenditures related to the Brucejack Project are appropriately classified as an exploration and evaluation asset.

5.           NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New standards, amendments and interpretations to existing standards adopted by the Company

The Company has applied the following new and revised IFRS in these audited financial statements:

•
IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  IFRS 10 replaces SIC 12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

5.           NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (Cont’d)

Changes in accounting standards not yet effective

There are a number of new standards and amendments to standards and interpretations that have been issued but are not yet effective.  None of these are expected to have a significant effect on our consolidated financial statements except the following:

•
IFRS 9, Financial Instruments, replaces IAS 39 – Financial Instruments: Recognition and Measurement and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39.  The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

•
Annual Improvements; the IASB issued the Annual Improvements 2011-2013 cycle effective for annual periods beginning on or after July 1, 2014 and the Annual Improvements 2012-2014 cycle effective for annual periods beginning on or after January 1, 2016.  These Annual Improvements made amendments to existing IFRS’s which are not expected to have a material impact on the Company.

There are no other IFRS’s or IFRIC interpretations that are not yet effective that are expected to have a material impact on the Company.

6.           RECEIVABLES AND OTHER

	2014	2013
Taxes receivable	$1,651,138	$1,206,492
BC Mineral Exploration Tax Credit receivable	9,739,990	6,800,690
Gold sales receivable	513,706	-
Prepayments and deposits	525,999	21,871
Other receivables	121,114	-
Outstanding, December 31	$12,551,947	$8,029,053

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

7.           MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration projects located in northwest British Columbia.

	Year ended December 31, 2014
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of year	$143,109,910	$309,067,638	$452,177,548
Additions in the year	180,782	-	180,782
Balance, end of year	$143,290,692	$309,067,638	$452,358,330
Exploration
Balance, beginning of year	$243,190,077	$1,422,446	$244,612,523
Costs incurred in the year
Camp and surface activities	22,949,473	-	22,949,473
Engineering and permitting	19,779,073	291,367	20,070,440
Underground and surface exploration	15,317,508	-	15,317,508
Road and transportation	11,731,335	-	11,731,335
Share based compensation and other	5,523,341	-	5,523,341
Recoveries	(13,325,001)	-	(13,325,001)
Balance, end of year	$305,165,806	$1,713,813	$306,879,619
Balance, December 31, 2014	$448,456,498	$310,781,451	$759,237,949

	Year ended December 31, 2013
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of year	$142,949,319	$309,067,638	$452,016,957
Additions in the year	160,591	-	160,591
Balance, end of year	$143,109,910	$309,067,638	$452,177,548
Exploration
Balance, beginning of year	$143,602,828	$539,057	$144,141,885
Costs incurred in the year
Camp and surface activities	22,858,043	-	22,858,043
Engineering and permitting	9,997,091	883,389	10,880,480
Underground and surface exploration	39,518,256	-	39,518,256
Road and transportation	22,296,550	-	22,296,550
Share based compensation and other	12,720,617	-	12,720,617
Recoveries	(7,803,308)	-	(7,803,308)
Balance, end of year	$243,190,077	$1,422,446	$244,612,523
Balance, December 31, 2013	$386,299,987	$310,490,084	$696,790,071

Recoveries consist of BC Mineral Exploration Tax Credits receivable from the Government of Canada and incidental proceeds from the sale of gold recovered.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

7.           MINERAL INTERESTS (Cont’d)

Snowfield and Brucejack Projects

In relation to the Brucejack Project, the Company has $1,697,250 of restricted cash which includes $1,315,000 in the form of Guaranteed Investment Certificates (“GIC’s”) as security deposits with various government agencies in relation to close down and restoration provisions for the Projects.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

8.           CAPITAL AND RESERVES

Authorized Share Capital

At December 31, 2014, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

In the first quarter of 2014, the Company closed a private placement of 568,182 Investment Tax Credit flow-through common shares at a price of $8.80 per flow-through share and 2,857,145 Canadian Exploration Expense flow-through common shares at a price of $8.05 per flow-through share for aggregate proceeds of $28 million.  The Company bifurcated the gross proceeds between share capital of $26,306,513 (before share issue costs of $1,816,330) and flow-through share premium of $1,693,507.

On July 29, 2014, the Company closed a marketed offering of 8,280,000 common shares at a price of US$7.25 per share with the Company receiving gross proceeds of US$49,524,750 for the sale of 6,831,000 common shares. The remaining 1,449,000 common shares were sold by Silver Standard Resources Inc. (“Silver Standard”) in a secondary offering pursuant to its existing registration rights to participate in offerings of securities by the Company in an amount equal to the total number of common shares being offered multiplied by their current ownership percentage. On August 15, 2014, the Company closed the over-allotment option of 1,242,000 common shares at a price of US$7.25 per share pursuant to the marketed offering that closed on July 29, 2014. The Company received gross proceeds of approximately US$7,400,000 for the sale of 1,024,650 additional shares. The remaining 217,350 additional shares were sold by Silver Standard. On August 15, 2014, the Company also closed a private placement of 496,054 common shares at a price of US$7.25 per share for gross proceeds of approximately US$3,596,000 to a holder who wished to maintain their respective pro rata interest in the Company.

In the fourth quarter of 2014, the Company announced that it had entered into an agreement to issue 12,836,826 common shares at $6.30 per share for gross proceeds of $80,872,004 resulting in the acquirer owing approximately 9.9% of the Company’s issued and outstanding shares.  This agreement was subsequently completed as announced on January 16, 2015.  As a result of this agreement, the Company entered into additional subscription agreements with holders who wished to maintain their respective pro rata interest in the Company.  Thus, the Company agreed to issue an additional 2,897,490 common shares at $6.30 per share for gross proceeds of $18,254,187.  These pro rata agreements were subsequently completed as announced on January 21, 2015.  The combined gross proceeds of these two offerings was approximately $99 million.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

8.           CAPITAL AND RESERVES (Cont’d)

Share Option Plan

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may from time to time, in their discretion, and in accordance with Toronto Stock Exchange requirements, grant to its directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issue does not exceed 10% of the number of then outstanding common shares.  Such options can be exercisable for a maximum of five years from the date of grant.  The exercise price of each share option is set by the Board of Directors at the time of grant but cannot be less than the market price. Vesting of share options is at the discretion of the Board of Directors at the time the options are granted.

The following table summarizes the changes in stock options for the year ended December 31:

	2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1	9,841,950	$8.63	8,541,950	$9.13
Granted	991,500	7.02	1,635,000	6.11
Forfeited/expired	(22,500)	(13.06)	(335,000)	(8.83)
Outstanding, December 31	10,810,950	$8.48	9,841,950	$8.63

The following table summarizes information about stock options outstanding and exercisable at December 31, 2014:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price
$5.85 – $7.99	6,666,500	2.19	5,710,375	$6.10
$8.00 - $9.99	528,750	2.02	506,250	9.41
$10.00 - $11.99	2,015,700	1.72	2,015,700	11.53
$12.00 - $13.99	1,380,000	2.92	1,380,000	13.69
$14.00 - $15.99	95,000	2.35	95,000	14.70
$16.00 - $17.99	125,000	2.08	125,000	16.48
Outstanding, December 31, 2014	10,810,950	2.19	9,832,325	$8.66

The total stock option expense for the year ended December 31, 2014 was $6,149,384 (2013 - $9,291,164) of which $2,820,821 (2013 - $5,431,093) has been expensed in the statement of loss and $3,328,563 (2013 - $3,860,071) has been capitalized to mineral interests.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

8.           CAPITAL AND RESERVES (Cont’d)

The following are the weighted average assumptions employed to estimate the fair value of options granted for the year ended December 31, 2014 and year ended December 31, 2013 using the Black-Scholes option pricing model:

	2014	2013
Risk-free interest rate	1.43%	1.48%
Expected volatility	67.2%	58.4%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

Restricted Share Unit (“RSU”) Plan

The Company has adopted an RSU Plan to allow the Board of Directors to grant its employees and consultants, non-transferable share units based on the value of our share price at the date of grant.  The awards have a graded vesting schedule over a three-year period and are cash-settled immediately upon vesting.

RSU’s are cash-settled instruments and are recognized as a liability with fair value remeasurement at each reporting date.  The associated compensation cost is recorded in compensation expense unless directly attributable to our Projects.

The following table summarizes the changes in stock options for the year ended December 31:

	2014
	Number of RSU’s	Weighted average fair value
Outstanding, January 1	-	$-
Granted	330,992	6.84
Forfeited/expired	-	-
Outstanding, December 31	330,992	$6.84

At December 31, 2014, an accrued liability of $61,799 (2013 - $Nil) was outstanding.  For the year ended December 31, 2014, $27,028 (2013 - $Nil) has been recorded to share based compensation expense and $34,771 (2013 - $Nil) has been capitalized to mineral interests.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

9.	RELATED PARTIES

Transactions with directors and key management personnel

Directors and key management compensation:
	For the year ended December 31, 2014	For the year ended December 31, 2013
Salaries and management fees	1,640,894	$1,727,071
Share-based compensation	4,051,596	4,477,486
Total Management Compensation	5,692,490	$6,204,557

Employment agreements

The Company has entered into employment agreements with each of its President and CEO (the “CEO”), Executive Vice President and Chief Development Officer (the “CDO”), Vice President and Chief Operating Officer (the “COO”), and Vice President and Chief Exploration Officer (the “CExO”).  Under the employment agreements, the CEO receives a base salary of $450,000 per year, benefits and an annual performance bonus of 0.25% of the annual increase in the market capitalization of the Company, provided the increase in market capitalization is 10% or more.  The CDO receives a base salary of $350,000 per year and the COO and CExO each receive a base salary of $325,000 per year, benefits and an annual bonus determined at the discretion of the Board.  The CEO, CDO, COO and CExO are also entitled to twenty-four months’ salary and two years annual performance bonus as a termination benefit without cause.

Subsidiaries

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield projects
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, British Columbia

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

10.           PROPERTY, PLANT AND EQUIPMENT

	Cost
	December 31			December 31
	2013	Additions	Disposals	2014
Building	$297,297	$-	$-	$297,297
Camp infrastructure	358,903	86,355	-	445,258
Computer hardware	253,600	21,798	-	275,398
Computer software	544,915	107,230	-	652,145
Exploration equipment	9,955,884	1,702,985	-	11,658,869
Office equipment	95,627	11,492	-	107,119
Total	$11,506,226	$1,929,860	$-	$13,436,086

	Accumulated Amortization
	December 31			December 31
	2013	Amortization	Disposals	2014
Building	$25,711	$10,702	$-	$36,413
Camp infrastructure	63,423	30,618	-	94,041
Computer hardware	158,064	50,479	-	208,543
Computer software	432,648	118,024	-	550,672
Exploration equipment	2,127,145	1,532,787	-	3,659,932
Office equipment	40,715	11,825	-	52,540
Total	$2,847,706	$1,754,435	$-	$4,602,141

Net book value at December 31, 2014				$8,833,945

During the year ended December 31, 2014, $70,053 of amortization was recognized in the statement of loss and $1,684,381 was capitalized within mineral interests.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

10.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	Cost
	December 31			December 31
	2012	Additions	Disposals	2013
Building	$297,297	$-	$-	$297,297
Camp infrastructure	358,903	-	-	358,903
Computer hardware	179,705	73,895	-	253,600
Computer software	430,174	114,741	-	544,915
Exploration equipment	4,693,502	5,262,382	-	9,955,884
Office equipment	95,627	-	-	95,627
Total	$6,055,208	$5,451,018	$-	$11,506,226

	Accumulated Amortization
	December 31			December 31
	2012	Amortization	Disposals	2013
Building	$14,571	$11,140	$-	$25,711
Camp infrastructure	31,932	31,491	-	63,423
Computer hardware	97,297	60,767	-	158,064
Computer software	290,946	141,702	-	432,648
Exploration equipment	921,406	1,205,739	-	2,127,145
Office equipment	28,210	12,505	-	40,715
Total	$1,384,362	$1,463,344	$-	$2,847,706

Net book value at December 31, 2013				$8,658,520

During the year ended December 31, 2013, $66,133 of amortization was recognized in the statement of loss and $1,397,213 was capitalized within mineral interests.

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December 31, 2014	Year ended December 31, 2013
Net change in non-cash working capital items and other
Taxes receivable	$(3,901,925)	$8,193,602
Trade accounts payable	4,280,320	(6,227,712)
	$378,395	$1,965,890

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

12.	FINANCIAL RISK MANAGEMENT

(a)	Overview

The Company has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

(b)	Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.  The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and restricted cash. The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with high-credit quality financial institutions.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s financial obligations consist of accounts payable and accrued liabilities and the decommissioning and restoration provision.  The Company maintains sufficient cash in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company's cash and cash equivalents are currently invested in business and savings accounts with high-credit quality financial institutions which are available on demand by the Company for its programs. The Company also holds government bonds to support future environmental obligations.

(d)	Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

If the average interest rate for the years ended December 31, 2014 and December 31, 2013 had increased/decreased by 1%, the effect on the Company would have been immaterial.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

12.           FINANCIAL RISK MANAGEMENT (Cont’d)

(e)	Capital management

The Company’s objectives in the managing of the liquidity and capital are to safeguard the Company’s ability to continue as a going concern and provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, contributed surplus, accumulated comprehensive income and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets to facilitate the management of its capital requirements. The Company prepares annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. As at December 31, 2014 and December 31 2013, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements. The Company has sufficient funds to meet its current operating and exploration and development obligations.

(f)	Fair value

The carrying value of the Company’s financial assets and liabilities approximate their fair value because of their short-term nature.

13.	TAXATION

(a)	Deferred income tax liability

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets (liabilities) as follows:

	December 31, 2014	December 31, 2013
Tax loss carry forwards	$17,204,746	$11,690,021
Financing costs	2,612,335	2,015,274
Other	3,038,476	2,556,566
Mineral interests	(45,067,584)	(34,197,982)
Deferred income tax liability	$(22,212,027)	$(17,936,121)

The Company has tax losses in Canada of approximately $66,172,000 (2013 - $44,962,000) expiring in various amounts from 2030 to 2034.  The Company also has investment tax credits totaling approximately $7,220,000 (2013 - $7,260,000).

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

13.	TAXATION (Cont’d)

(b)	Income tax expense

The Company’s tax expense is comprised of the following:

	Year ended	Year ended
	December 31, 2014	December 31, 2013
Current tax expense	$-	$-
Deferred tax expense	4,196,241	6,476,458
Deferred income tax expense	$4,196,241	$6,476,458

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 26% as follows:

	Year ended	Year ended
	December 31, 2014	December 31, 2013
Expected tax recovery	$(2,135,139)	$(2,447,632)
Share-based compensation and other items	744,883	1,597,651
Flow-through shares	7,280,005	9,835,107
Flow-through share premium	(1,693,508)	(2,508,668)
Income tax expense	$4,196,241	$6,476,458

14.	CONTINGENCIES

a) Canadian Class Actions

On October 29, 2013, David Wong, a shareholder of the company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”).

A similar proposed class action was filed by Roksana Tahzibi, a shareholder of the Company, on November 1, 2013 (the “Tahzibi Action”).  The defendants in the Tahzibi Action are the Company, Mr. Quartermain, Joseph Ovsenek (an officer and director of the Company), Kenneth McNaughton (an officer of the Company), Ian Chang (an officer of the Company) and Snowden Mining Industry Consultants Ltd.

The Wong Action and Tahzibi Action (together, the “Ontario Actions”) were filed in the Ontario Superior Court of Justice.

The plaintiffs in the Ontario Actions seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired the Company’s securities.  In the Wong Action, the class period is between November 22, 2012 and October 22, 2013.  In the Tahzibi Action, the class period is between July 23, 2013 and October 22, 2013.

PRETIUM RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2014 and 2013
(Expressed in Canadian Dollars)

14.	CONTINGENCIES (Cont’d)

The plaintiffs in the Ontario Actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack.  The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program.  According to the plaintiffs in the Ontario Actions, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.

The Wong Action claims $60 million in general damages.  The Tahzibi Action claims $250 million in general damages. The plaintiffs in the Ontario Actions have asked for the appointment of a case management judge.  There have been no further steps in the Ontario Actions.

The Company believes that the allegations made against it in Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions.

b) United States Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Company’s Brucejack Project.  All five actions were filed in the United States District Court for the Southern District of New York.

On January 22, 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552 (PGG).  The Court has appointed as lead plaintiff in the consolidated action a group of shareholders designated as the “Pretium Investor Group,”  which consists of three individuals (Gary Martin, Merton K.W. Chang and Sandra Lee Reyes-Troyer) suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s securities between January 19, 2011 and October 21, 2013

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.

15.	SUBSEQUENT EVENTS

On January 20, 2015, the Company granted employee and consultant stock options under its stock option plan to purchase 1,121,000 common shares exercisable at $8.72 per share for a term of five years.

On January 16, 2015 and January 21, 2015, the Company issued 12,836,826 and 2,897,490 common shares, respectively, for gross proceeds of approximately $99 million (See note 8).